Exhibit 99.1

TENNANT COMPANY

2020 STOCK INCENTIVE PLAN

Non-Statutory Stock Option Agreement (Inducement Grant)

Name of Optionee: Fay West
No. of Shares Covered: 8,808	Date of Grant: May 7, 2021
Exercise Price Per Share: $85.73	Vesting:
	No. of Shares	Date
	33%	May 7, 2022
	33%	May 7, 2023
	33%	May 7, 2024

This is a Non-Statutory Stock Option Agreement (“Agreement”) between Tennant Company, a Minnesota corporation (the “Company”), and the Optionee identified above (the “Optionee”) effective as of the date of grant specified above.

Recitals

WHEREAS, the Company maintains the Tennant Company 2020 Stock Incentive Plan (the “Plan”); and

WHEREAS, this award of a Non-Statutory Stock Option (the “Option”) is not granted under the Plan, but rather is an inducement grant issued in reliance on the employment inducement award exemption under the New York Stock Exchange’s Listed Company Manual Rule 303A.08; and

WHEREAS, the Compensation Committee of the Board of Directors (the “Committee”) has determined that the Participant is eligible to receive this Option;

NOW, THEREFORE, the Company hereby grants this Option to the Optionee under the terms and conditions as follows:

Terms and Conditions*

1.	Grant. The Optionee is granted this Option to purchase the number of Shares specified at the beginning of this Agreement.

2.	Exercise Price. The purchase price to the Optionee of each Share subject to this Option shall be the exercise price specified at the beginning of this Agreement.

3.	Non-Statutory Stock Option. This Option is not intended to be an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

4.	Exercise Schedule. This Option shall vest in accordance with the schedule specified at the beginning of this Agreement. If this Option has not expired prior thereto, it may be exercised at any time with respect to any or all of the Shares as to which this Option has vested.

The vesting of this Option will be accelerated and it may be exercised in full under the circumstances described in Section 8 of this Agreement if it has not expired prior thereto.

5.	Expiration. This Option shall expire at 5:00 p.m. Central Time on the earliest of:

(a)	The date occurring ten years after the date of grant of this Option;

(b)	The last day of the period following the termination of employment of the Optionee during which this Option can be exercised (as specified in Section 7 of this Agreement); or

(c)	The date (if any) fixed for cancellation pursuant to Section 8 of this Agreement.

In no event may anyone exercise this Option, in whole or in part, after it has expired, notwithstanding any other provision of this Agreement.

6.	Procedure to Exercise Option.

(a)	Notice of Exercise. Inquiries regarding forms and procedures for exercising options should be directed to a Merrill Participant Service Representative at (877) 767-2404 or www.benefits.ml.com. If the person exercising this Option is not the Optionee, he/she also must submit appropriate proof of his/her right to exercise this Option.

(b)	Tender of Payment. Upon giving notice of any exercise hereunder, the Optionee shall provide for payment of the purchase price of the Shares being purchased and the amount of any tax withholding required in connection with such exercise as provided in Section 14 of the Plan through one or a combination of the following methods:

(i)	Cash (including check, bank draft or money order);

*	Unless the context clearly indicates otherwise, any capitalized term that is not defined in this Agreement shall have the meaning set forth in the Plan as it currently exists or as it is amended in the future.

(ii)            To the extent permitted by law, a broker-assisted cashless exercise in which the Optionee irrevocably instructs a broker to deliver proceeds of a sale of all or a portion of the Shares to be issued pursuant to the exercise (or a loan secured by such Shares) to the Company in payment of the purchase price of such Shares and the amount of any applicable withholding tax;

(iii)            By delivery to the Company of unencumbered Shares having an aggregate Fair Market Value on the date of exercise equal to the purchase price of such Shares and the amount of any applicable withholding tax (or in lieu of such delivery, by tender through attestation of such Shares in accordance with such procedures as the Committee may permit); or

(iv)            By a reduction in the number of Shares delivered to the Optionee upon exercise, such number of Shares withheld having an aggregate Fair Market Value on the date of exercise equal to the purchase price of such Shares and the amount of any applicable withholding tax.

Notwithstanding the foregoing, the Optionee shall not be permitted to pay any portion of the purchase price with Shares, if the Committee, in its sole discretion, determines that payment in such manner is undesirable.

(c)	Delivery of Shares. As soon as practicable after the Company receives the notice of exercise and payment provided for above, it shall deliver to the person exercising the Option, in the name of such person, a certificate or certificates representing the Shares being purchased (net of the number of Shares sold or withheld, if any, to pay the exercise price and withholding tax). The Company may alternatively satisfy this obligation to deliver Shares by a book entry made in the records of the Company’s transfer agent or by electronically transferring such shares to an account designated by the person exercising the Option. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to issue or deliver any Shares prior to the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation as the Company shall determine to be necessary or desirable.

7.	Employment Requirement. This Option may be exercised only while the Optionee remains employed with the Company or an Affiliate thereof, and only if the Optionee has been continuously so employed since the date of this Agreement; provided that:

(a)	This Option may be exercised within one year after the Optionee’s employment by the Company ceases if such cessation of employment is because of death or Disability;

(b)	This Option may be exercised within three months after the Optionee’s employment by the Company ceases if such cessation of employment is because of Retirement; provided that if the Optionee has provided the Company with six months’ prior written notice of the Optionee’s intention to Retire, and if there are no special payments made by the Company as a retirement incentive or inducement, then this Option may be exercised at any time within five years after the Optionee’s employment by the Company ceases due to Retirement;

(c)	If the Optionee’s employment terminates after a declaration made pursuant to Section 17 of the Plan, this Option may be exercised at any time during the period permitted by such declaration;

(d)	If the Optionee’s employment is terminated by the Company for Cause, the Option shall expire and all rights to purchase Shares hereunder shall terminate immediately upon such termination; or

(e)	If the Optionee’s employment terminates in any manner other than as provided above, this Option may be exercised at any time within three months after the time of such termination of employment, but only to the extent that it was exercisable immediately prior to such termination of employment.

Notwithstanding any provision of this Agreement, this Option may not be exercised after it has expired as provided in Section 5 of this Agreement.

8.	Acceleration of Option.

(a)	Death, Disability or Retirement. This Option shall vest and may be exercised in full, regardless of whether such exercise occurs prior to a date on which this Option would otherwise vest in accordance with the vesting schedule, upon the death, Disability or Retirement of the Optionee; provided that the Optionee shall have been continuously employed by the Company or an Affiliate thereof between the date of this Agreement and the date of such death, Disability or Retirement.

(b)	Change of Control. In the event of a Change of Control, then, without any action by the Committee, this Option, to the extent not already exercised in full or otherwise expired, shall immediately vest and become exercisable in full; provided that the Committee, in its sole discretion, may cancel this Option in exchange for a cash payment equal to the amount, if any, by which the Fair Market Value per Share immediately prior to the Change of Control exceeds the exercise price per Share.

9.	Forfeiture/Recoupment of Option/Shares. This Option shall be subject to the terms of the Company’s Compensation Recoupment Policy as in effect from time to time.

10.	Limitation on Transfer. While the Optionee is alive, only the Optionee or his/her Successor may exercise this Option. This Option may not be assigned or transferred other than to a Successor in the event of Optionee’s death or pursuant to a Qualified Domestic Relations Order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. Notwithstanding the foregoing and to the extent permitted by law, the Optionee may transfer this Option to a Transferee if the Optionee does not receive any consideration for the transfer. Any such transfer shall be subject to Section 6.3 of the Plan.

11.	No Shareholder Rights Before Exercise. No person shall have any of the rights of a shareholder of the Company with respect to any Share subject to this Option until the Share actually is issued to him/her upon exercise of this Option.

12.	Adjustments for Changes in Capitalization. This Option shall be subject to adjustments for changes in the Company’s capitalization as provided in Section 16 of the Plan.

13.	No Right to Employment. This Agreement shall not give the Optionee a right to continued employment with the Company or any Affiliate of the Company, and the Company or any such Affiliate employing the Optionee may terminate his/her employment and otherwise deal with the Optionee without regard to the effect it may have upon him/her under this Agreement.

14.	Tax Withholding. The Company (or any Subsidiary of Affiliate employing the Optionee) shall have a right to require the Optionee to pay the Company (or such Subsidiary or Affiliate) a cash amount sufficient to cover any taxes including without limitation income, employment, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items related to Optionee’s receipt of this Option and legally applicable to Optionee including, without limitation, in connection with the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired under this Option and/or the receipt of any dividends on such Shares which the Company determines must be withheld (“Tax-Related Items”) before delivery of Shares upon exercise of this Option. In lieu of all or any part of a cash payment from the Optionee, the Optionee may elect to cover the Tax-Related Items by tendering Shares or reducing the number of Shares delivered to the Optionee upon exercise of this Option equal in value to the amount of such Tax-Related Items, in accordance with the provisions of Section 14 of the Plan and Section 6 of this Agreement. Optionee further acknowledges that the Company and its Affiliates (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate Optionee’s liability for Tax-Related Items or achieve any particular tax result.

15.	Option Subject to Articles of Incorporation, and By-Laws. Optionee acknowledges that this Option and the exercise thereof is subject to the Articles of Incorporation, as amended from time to time, and the By-Laws, as amended from time to time, of the Company, and any applicable federal or state laws, rules or regulations. In addition, the provisions of the Plan governing awards granted thereunder shall also apply to this Option.

16.	Obligation to Reserve Sufficient Shares. The Company shall at all times during the term of this Option reserve and keep available a sufficient number of Shares to satisfy this Agreement.

17.	Binding Effect. This Agreement shall be binding in all respects on the heirs, representatives, successors and assigns of the Optionee.

18.	Choice of Law. This Agreement is entered into under the laws of the State of Minnesota and shall be construed and interpreted thereunder (without regard to its conflict of law principles).

19.	Interpretation of This Agreement. All decisions and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive upon the Company and the Optionee. This Agreement shall be construed in accordance with the terms of the Plan.

IN WITNESS WHEREOF, the Optionee and the Company have executed this Agreement effective as of the 7th day of May, 2021.

OPTIONEE

/s/ Fay West
Fay West

TENNANT COMPANY

By	/s/ Carol E. McKnight
Carol E. McKnight

Its	SVP, Chief Administrative Officer

Date May 7, 2021